PMU News Release #08-03
TSX, AMEX Symbol PMU

February 6, 2008

PACIFIC RIM UNDERTAKING FINANCING

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) announces its intention to sell, by way of a non-brokered private placement, an aggregate of up to 4.8 million Units at a price of CDN $1.05 per Unit for gross proceeds of up to CDN $5.04 million (which may be increased by the Company). The private placement will be on a best-efforts/commercially reasonable basis.

Each Unit consists of one common share in the Company and one non-transferable share purchase warrant (“Warrant”) that entitles the holder to acquire one additional common share of the Company at a price of CDN $1.35 for a period of 18 months following the closing of the financing. Pacific Rim reserves the right to accelerate the exercise period of the Warrant should its common stock trade above CDN $2.00 for 20 consecutive trading days. The Units will be subject to a four-month trading restriction beginning on the day of issuance. A finders fee of 7% commission and 7% agent warrants will be payable on certain placees of the financing. Pacific Rim reserves the right to cancel or modify the type, nature and/or price of the Units, or to increase the amount of the offering, for any reason.

The proceeds of the financing will be used to fund the Company’s El Dorado and Santa Rita work programs, which the Company intends to accelerate upon the passing in El Salvador of new mining legislation that is expected in the coming months, and for general corporate purposes.

The Units, including the common stock, warrants and shares underlying the warrants, offered are not currently qualified by prospectus or registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the laws of any state, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The securities are subject to resale restrictions under applicable securities laws.

About Pacific Rim Mining Corp.

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and exploration assets in Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer. The Company’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

For further information contact the Company at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the completion of the financing as set forth with respect to the terms, the time frame, and amount to be raised; the receipt of all necessary regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com